SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

LIFEWAY FOODS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

531914109

(CUSIP Number)

Samantha Loh Danone S.A. 17 boulevard Haussmann 75009 Paris, France Tel: +33 1 44 35 20 20	Nancy Dowling Danone North America PBC 1 Maple Avenue White Plains, NY 10605 Tel: (914) 872 8400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Joshua R. Cammaker

Wachtell, Lipton, Rosen & Katz

51 W 52nd St, New York, NY 10019

Tel: (212) 403 1000

November 15, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 531914109

1	NAMES OF REPORTING PERSONS Danone S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSONS WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,454,756
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,454,756

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,454,756
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.3%(1)
14	TYPE OF REPORTING PERSON CO

CUSIP No. 531914109

1	NAMES OF REPORTING PERSONS Danone North America PBC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSONS WITH	7	SOLE VOTING POWER 3,454,756
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,454,756
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,454,756
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.3%(1)
14	TYPE OF REPORTING PERSON CO

(1)

Percentages calculated on the basis of 14,816,470 shares of the Issuer’s common stock, no par value, outstanding as of November 6, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024 filed with the Securities and Exchange Commission on November 14, 2024, and rounded off to the nearest tenth in accordance with instruction 13 of the cover page for Schedule 13D.

Introductory Note

This Amendment No. 5 to Schedule 13D relates to the common stock, no par value (the “Common Stock”), of Lifeway Foods, Inc., an Illinois corporation (the “Issuer”), and amends the Schedule 13D filed on October 12, 1999 (the “Initial Filing”), as amended by Amendment No. 1 to Schedule 13D filed on October 29, 1999, Amendment No. 2 to Schedule 13D filed on November 10, 1999, Amendment No. 3 to Schedule 13D filed on January 5, 2000, and Amendment No. 4 to Schedule 13D filed on September 23, 2024 (the Initial Filing together with Amendments Nos. 1-4, the “Original Schedule 13D”).

This Amendment No. 5 is being filed to amend the Original Schedule 13D as follows:

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented to add the following:

As reported on Amendment No. 4. to the Original Schedule 13D, on September 23, 2024, Danone North America PBC sent a letter to the Issuer (the “Initial Proposal”), proposing to acquire all of the outstanding shares of Common Stock not currently held by the Reporting Persons for a purchase price of $25.00 per share, paid in cash (the “Proposed Transaction”).

On November 5, 2024, the Issuer issued a press release announcing that the Issuer rejected the Initial Proposal and that the Issuer had adopted a shareholder rights plan in response to the Initial Proposal.

On November 15, 2024, Danone North America PBC sent a second letter to the Issuer (the “Updated Proposal”) in order to express its disappointment in the Board’s response to the Initial Proposal and reiterate Danone North America PBC’s strong commitment to the Proposed Transaction. In the Updated Proposal, Danone North America PBC increased the offer for the Proposed Transaction from $25.00 per share to $27.00 per share. The Proposed Transaction would be wholly funded in cash from existing cash reserves of the Reporting Persons and is not contingent on any financing requirements. The proposal is subject to the completion of due diligence and negotiation of definitive agreements. The foregoing summary of the Updated Proposal is not intended to be complete and is qualified in its entirety by reference to the full text of the Updated Proposal, which is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

No assurances can be given that the Proposed Transaction will be consummated. No legally binding obligation with respect to the Proposed Transaction will arise unless and until the relevant parties enter into mutually acceptable definitive documentation. This Schedule 13D is not an offer to purchase or a solicitation of an offer to sell any securities.

The Reporting Persons intend to engage in discussions with the Issuer regarding the terms of the Proposed Transaction. The Reporting Persons may change the terms of the Proposed Transaction, determine to accelerate or terminate discussions with the Issuer with respect to the Proposed Transaction, withdraw the Updated Proposal, or any other proposal with respect to the Proposed Transaction, take any action to facilitate or increase the likelihood of consummation of the Proposed Transaction, or change their intentions with respect to any such matters, in each case at any time and without prior notice. The Reporting Persons and their subsidiaries will, directly or indirectly, take such additional steps as they may deem appropriate to further the Proposed Transaction or otherwise to support their investment in the Issuer, including, without limitation: (a) engaging in discussions with other shareholders, potential sources of financing, advisors and other relevant parties; and (b) entering into confidentiality arrangements, financing commitments, and other agreements, arrangements and understandings in connection with the Proposed Transaction.

The Proposed Transaction and/or any actions related thereto may result in one or more of the actions specified in clauses (a) to (j) of Item 4 of Schedule 13D, including, without limitation, the acquisition of additional securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, the delisting of the Common Stock from the Nasdaq and the Common Stock becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position, results and strategic direction, actions taken by the Issuer’s management and the Board, price levels of the Common Stock and other investment opportunities available to the Reporting Persons, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, acquiring additional Common Stock and/or other equity or other securities of the Issuer or disposing of some or all of the securities beneficially owned by them in public market or privately negotiated transactions and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Description

99.1	Letter to the Issuer, dated as of November 15, 2024

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 15, 2024

DANONE S.A.

By:	/s/ Christine Flamand
Name: Christine Flamand
Title: General Counsel

DANONE NORTH AMERICA PBC

By:	/s/ Shane Grant
Name: Shane Grant
Title: President and Chief Executive Officer